Exhibit 23(a)

Independent Auditors’ Consent

The Board of Directors

Costco Wholesale Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-21093) on Form S-8 of Costco Wholesale Corporation of our report dated June 27, 2003, with respect to the statement of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related supplemental financial statement schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington

June 27, 2003